# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chord Energy Corp, CIK 0001486159
CUSIP: 674215207
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1001 Fannin Street, Suite 1500, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-25-007212
Filed by CIK 0002077194

## Reporting persons
- Key Group Long Term Investments LP: type of reporting person: partnership (PN); citizenship or place of organization: Bahamas (C5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,789,750; sole dispositive power 0; shared dispositive power 1,789,750; aggregate amount beneficially owned 1,789,750 (3.2% of the class)
- Sunil Jagwani: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,789,750; sole dispositive power 0; shared dispositive power 1,789,750; aggregate amount beneficially owned 1,789,750 (3.2% of the class)

## Item 1. Issuer
Name of issuer: Chord Energy Corp
Address of issuer's principal executive offices: 1001 Fannin Street, Suite 1500, Houston, TX 77002

## Item 2. Person Filing
Name of person filing:
Key Group Long Term Investments LP
Sunil Jagwani
Address of principal business office or, if none, residence:
Key Group Long Term Investments LP
c/o McKinney Bancroft & Hughes, Mareva House
4 George Street P.O. Box
Nassau, Bahamas

Sunil Jagwani
3C Caves Point
West Bay Street
Nassau, Bahamas
Citizenship:
Key Group Long Term Investments LP - Other - Bahamas
Sunil Jagwani - Other - India

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Key Group Long Term Investments LP - 1,789,750
Sunil Jagwani - 1,789,750
Percent of class:
Key Group Long Term Investments LP - 3.2%
Sunil Jagwani - 3.2%
Sole power to vote or to direct the vote:
Key Group Long Term Investments LP - 0
Sunil Jagwani - 0
Shared power to vote or to direct the vote:
Key Group Long Term Investments LP - 1,789,750
Sunil Jagwani - 1,789,750
Sole power to dispose or to direct the disposition:
Key Group Long Term Investments LP - 0
Sunil Jagwani - 0
Shared power to dispose or to direct the disposition:
Key Group Long Term Investments LP - 1,789,750
Sunil Jagwani - 1,789,750

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit A attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Control Person Identification

## Signatures
- Key Group Long Term Investments LP: /s/ Sunil Jagwani, Sunil Jagwani, General Partner (08/14/2026)
- Sunil Jagwani: /s/ Sunil Jagwani, Sunil Jagwani (08/14/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.